Exhibit (a)(5)(C)
Contact:
Bruce Goldfarb
Patrick McHugh
Okapi Partners
Ph: 212-297-0720
TOMY Company, Ltd. Announces Successful Tender Offer and Commencement of
a Subsequent Offering Period for Common Stock of RC2 Corporation
Tokyo, Japan; Chicago, IL, U.S.A. — April 21, 2011 — TOMY Company, Ltd. (Tokyo Stock Exchange, First Section: 7867) (“TOMY”), a Japan-based leading global toy and infant products company, announced today the successful completion of a tender offer through its wholly owned indirect subsidiary, Galaxy Dream Corporation (“Purchaser”), for all outstanding shares of common stock of RC2 Corporation (NASDAQ: RCRC) (“RC2”) for $27.90 per share, net to the seller in cash, without interest and less any applicable withholding taxes.
The tender offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of Wednesday, April 20, 2011. Computershare Trust Company, N.A., the depositary for the tender offer, has advised that, as of the expiration time, 19,357,708 shares (including 719,638 shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 89.4% of all outstanding shares of common stock of RC2. All shares that were validly tendered and not validly withdrawn have been accepted for purchase. Purchaser will promptly pay for such shares, at the offer price of $27.90 per share, net to the seller in cash, without interest and less any applicable withholding taxes.
TOMY also announced that Purchaser will provide a subsequent offering period for all remaining shares of RC2 common stock to permit stockholders who have not yet tendered their shares the opportunity to do so. This subsequent offering period commenced on April 21, 2011 and will expire at 12:00 midnight, New York City time, at the end of Monday, April 25, 2011. The same $27.90 per share cash consideration offered during the initial offering period will be paid to holders of RC2 common stock who tender their shares during the subsequent offering period. The procedures for tendering shares during the subsequent offering period are the same as during the initial offering period, except that the guaranteed delivery procedures may not be used during the subsequent offering period and shares tendered during the subsequent offering period may not be withdrawn.
Following the completion of the subsequent offering period, if Purchaser obtains at least 90% of outstanding shares of RC2 through the tender offer or otherwise, TOMY intends to complete the acquisition of RC2 without a meeting of RC2’s stockholders through the “short-form” merger procedure available under Delaware law. As a result of the merger, any shares of common stock of RC2 not tendered in the tender offer (other than shares held (i) in the treasury of RC2 or by TOMY or Purchaser or any other direct or indirect subsidiary of TOMY, which shares will be canceled and extinguished or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such shares) will be canceled and converted into the right to receive the same price of $27.90 in cash per share, without interest and less any applicable withholding taxes, that was paid in the tender offer. If necessary in order to accomplish the merger as a “short-form” merger, Purchaser intends to purchase additional shares of common stock of RC2 directly from RC2 at the same price paid in the tender offer pursuant to its “top-up” option provided for in the merger agreement. Following the merger, RC2 will become a wholly owned indirect subsidiary of TOMY, and RC2’s common stock will cease to be traded on the NASDAQ Global Select Market.
Notice to Investors
This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of RC2 common stock is being made pursuant to an offer to purchase and related materials that the Purchaser and TOMY have filed on Schedule TO with the Securities and Exchange Commission. RC2 has also filed solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials have been sent free of charge to all stockholders of RC2. In addition, all of these materials (and all other materials filed by RC2 with the Securities and Exchange Commission) are available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents are also available from Okapi Partners, the information agent for the tender offer, by calling (877) 869-0171. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by RC2 by directing a request to 1111 West 22nd Street, Suite 320, Oak Brook, Illinois 60523.

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